Hard Training Fitness Club LLC

Profit and Loss
January - July, 2023

	TOTAL
Income	**$88,248.50**
GROSS PROFIT	**$88,248.50**
Expenses	
Advertising & Marketing	9,302.19
Ask My Accountant	199.00
Bank Charges & Fees	529.48
Car & Truck	1,113.82
Car Payment	1,761.62
Total Car & Truck	**2,875.44**
Cleaning	40.08
Contractors	1,505.00
Dues & Subscriptions	1,193.87
Gym Supplies	2,244.23
Insurance	1,790.77
Legal & Professional Services	385.00
Meals & Entertainment	7,676.02
Merchant Fees	3,078.08
Office Supplies & Software	1,730.54
Rent & Lease	22,400.00
Repairs & Maintenance	1,222.89
Shipping & Postage	91.90
Taxes & Licenses	1,061.50
Travel	2,824.07
Uniforms & Laundry	20.00
Utilities	3,216.43
Security Exp	645.00
Telephone & Internet	2,852.02
Total Utilities	**6,713.45**
Total Expenses	**$66,883.51**
NET OPERATING INCOME	**$21,364.99**
NET INCOME	**$21,364.99**

Hard Training Fitness Club LLC

Balance Sheet

As of July 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
8614 Wells Fargo CHK	390.61
Total Bank Accounts	**$390.61**
Accounts Receivable	
Accounts Receivable (A/R)	1,947.25
Total Accounts Receivable	**$1,947.25**
Total Current Assets	**$2,337.86**
TOTAL ASSETS	**$2,337.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	985.21
Total Accounts Payable	**$985.21**
Other Current Liabilities	
Business Loan	4,267.99
SBA Loan	0.00
Total Other Current Liabilities	**$4,267.99**
Total Current Liabilities	**$5,253.20**
Total Liabilities	**$5,253.20**
Equity	
Opening Balance Equity	303.96
Owner's Pay & Personal Expenses	**36,011.55**
Retained Earnings	-60,595.84
Net Income	21,364.99
Total Equity	**$ -2,915.34**
TOTAL LIABILITIES AND EQUITY	**$2,337.86**

Hard Training Fitness Club LLC

Statement of Cash Flows
January - July, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	21,364.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,947.25
Accounts Payable	985.21
Business Loan	-2,310.14
SBA Loan	-41,175.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-44,447.18**
Net cash provided by operating activities	**$ -23,082.19**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	23,186.51
Net cash provided by financing activities	**$23,186.51**
NET CASH INCREASE FOR PERIOD	**$104.32**
Cash at beginning of period	286.29
CASH AT END OF PERIOD	**$390.61**